Sub-Item 77M: Mergers

On June 2, 2006 the Board of Trustees of BB&T Funds (the "Trust") approved an Agreement and Plan of Reorganization (the "Plan"), attached to this Form N-SAR as Exhibit 77.Q1(g), effective December 18, 2006. Pursuant to the Plan, the Sterling Capital Small Cap Value Fund, a series of The Advisors' Inner Circle Fund , a Massachusetts business trust originally established under Massachusetts law under a Declaration of Trust dated July 18, 1991, as amended February 18, 1997 and registered under the Investment Company Act of 1940, as amended, was reorganized into a corresponding newly formed shell series of the Trust (the "Surviving Fund"). The Surviving Fund acquired the assets and liabilities of the Fund in a tax-free reorganization.